Air Products and Chemicals, Inc.	M. Scott Crocco
7201 Hamilton Boulevard	Sr. Vice President and
Allentown, PA 18195-1501	Chief Financial Officer
Telephone (610) 481-6931
Fax 610-481-7009
E-mail croccoms@airproducts.com

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Air Products and Chemicals, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2013

File No. 1-04534

Dear Ms. Blye:

In response to your letter of February 20, 2014, we provide the information below. The comment contained in your letter appears below in bold face type for reference during your review.

Comment:

You stated in your letter to us dated April 20, 2011 that your non-U.S. subsidiaries sold products into Syria. Syria is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. Please tell us about your contacts with Syria since the referenced letter. Your response should describe any products or services you have provided into Syria, directly or indirectly, since the referenced letter, and any agreements, arrangements, or other contacts you have had with the government of Syria or entities it controls.

Response:

The Company and its controlled subsidiaries (the “Company”) do not have any employees or physical operations or investment in Syria. Neither Air Products and Chemicals, Inc. nor any other U.S. person affiliated with it has had any contact with Syria, whether directly or indirectly, since our previous letter dated April 20, 2011.

Certain of the Company’s non-U.S. subsidiaries had a very small amount of sales into Syria in 2011 and 2012. No sales to Syrian customers have taken place since 2012 and all of the Company’s controlled subsidiaries have been instructed to decline all sales into Syria. The table below sets forth annual sales into Syria. These sales were less than one hundredth of a percent of the Company’s revenues during those years.

Year	Sales into Syria	% of Company’s Revenue
2011	$990,955	.0008
2012	$778,589	.0007

None of the transactions involved any U.S. person acting in either a direct or indirect capacity; nor did they involve the provision of any U.S. origin goods. In late 2012, all Company business with Syria ceased on a global basis.

To the best of the Company’s knowledge, information, and belief, the sales discussed above were made in compliance with U.S. laws, and the products sold were used primarily for medical equipment and the manufacture of polyurethane foam and epoxy paints. None of the products sold were restricted under U.S. export administration regulations. None of the sales were made to the government of Syria or, to the knowledge of the Company, to entities controlled by it. The Company did not have any agreements or commercial arrangements or, to the knowledge of the Company, contacts with the government of Syria or any entities controlled by that government. The Company has no physical assets in Syria and the Company does not have any interest in any Syrian entity.

In connection with this response, management acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should the staff require any additional information, please contact me at 610-481-6931.

Yours truly,

M. Scott Crocco
Sr. Vice President and Chief Financial Officer

c:	Pradip Bhaumik

Special Counsel, Office of Global Security Risk

Securities and Exchange Commission